FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             Dated September 3, 1999

                                VODAFONE AIRTOUCH
                             PUBLIC LIMITED COMPANY
             (Exact name of registrant as specified in its charter)


      THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                     Form 20-F    X          Form 40-F
                                -----                  -----
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                     No    X
                                -----            -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________


THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

         In connection with the shelf registration statement on Form F-3 being filed by Vodafone AirTouch Public Limited Company, which we refer to as Vodafone AirTouch or the company, on September 3, 1999, Vodafone AirTouch is filing this Report on Form 6-K to provide an updated description of its business following the merger with AirTouch Communications, Inc., which we refer to as AirTouch. For definitions of certain terms used in this description, see the glossary of terms on page 22.

                        DESCRIPTION OF VODAFONE AIRTOUCH

                                  INTRODUCTION

         Vodafone AirTouch is one of the world's leading wireless telecommunications companies. The company provides a full range of wireless telecommunications services, including cellular, broadband personal communications (known as PCS), paging and data communications.

         On June 30, 1999, Vodafone Group Plc, which we refer to as Vodafone Group, and AirTouch merged to create the world's largest wireless telecommunications company in terms of the number of proportionate customers. As a result of the merger, AirTouch became a wholly owned subsidiary of Vodafone Group, and Vodafone Group changed its name to Vodafone AirTouch. The merger facilitated a major step in Vodafone AirTouch's declared strategy to extend the reach, range and penetration of mobile services to as many customers as possible, in as many geographical territories throughout the world that can sustain viable and profitable operating environments. The merger enabled the creation of a more competitive, global telecommunications company than either Vodafone Group or AirTouch would have been alone.

         Following the merger, the company now has interests in 24 countries across five continents. The major geographical markets in which the company has interests in cellular network operations are Australia, Belgium, Egypt, France, Germany, Greece, Italy, Japan, The Netherlands, New Zealand, Poland, Portugal, South Africa, Spain, Sweden, the United Kingdom and the United States. The company also has interests in cellular network operations in Fiji, Hungary, India, Malta, Romania, South Korea and Uganda. As of June 30, 1999, the company had approximately 28 million proportionate customers (excluding paging customers). The company and its ventures serve approximately 400 million proportionate POPs worldwide.

         The company was incorporated in England in July 1984 as a subsidiary of Racal Electronics Plc and became an independent company in September 1991. The company's registered office is at The Courtyard, 2-4 London Road, Newbury, Berkshire RG14 1JX. The company's ordinary shares and American depositary shares are listed on the London and New York stock exchanges, respectively. The company had a market capitalization of over $124 billion on August 31, 1999, making it the second largest company in the U.K. and the 24th largest in the world.

                                BUSINESS STRATEGY

         The company's strategy is to concentrate on wireless telecommunications globally and in respect of international investments to further develop its existing businesses, increase current shareholdings and, where appropriate, bid for new licenses and make acquisitions.

         The company's objective is to continue to be the world's leading provider of wireless telecommunication services. The company believes that the following elements of its business strategy will enable it to meet that objective:

         FOCUS ON WIRELESS. By concentrating on wireless telecommunication services, the company has invested its capital in a proven industry that is expected to grow dramatically on a worldwide basis. The global market for wireless telecommunications is undergoing rapid growth as consumers have endorsed the benefits


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of wireless telephony, with market penetration already exceeding half of some countries' populations, including Sweden's and Finland's. The company believes that wireless telecommunications will continue to be one of the fastest growing segments of the telecommunications industry, as, over time, it is anticipated that wireless voice telephony will replace large amounts of telecommunications traffic currently carried by fixed line networks and will serve as a major platform for voice and data communications. The company believes that market penetration in most developed countries will reach at least 50% of the population by the year 2003 and will reach 55% in the U.S. and 65% in most developed European countries by 2005. This compares with current penetration approaching 30% in the U.K. and the U.S.

         GLOBAL PRESENCE. The company has a diverse global presence, which reduces its risks from adverse market conditions in any one region. The global scope of the company's operations places it in an advantageous position to capitalize on the anticipated growth of the industry, to provide greater global telecommunications coverage and to become the "operator of choice" for international companies, business travelers and travel-minded consumers. Its global reach also enables the company to identify emerging trends and share best practices across its many ventures. Additionally, the company's presence in many of the world's major markets makes it an attractive partner for other international fixed and wireless telecommunications providers.

         SCALE ADVANTAGES. The company's operational strength and scale enhance its ability to develop existing networks, to be at the forefront of the provision of technologically advanced products and services, particularly the development of third generation wireless telephony and to make strategic acquisitions. The company is able to reduce its costs per customer by spreading expenses over a large customer base and by consolidating headquarters services and certain shared operational functions.

         Furthermore, the merger of Vodafone Group and AirTouch is expected to contribute to cost savings and operational efficiencies that the company believes will generate competitive advantages. The savings and efficiencies are estimated to result in after-tax net cash flow savings of (pound)200 million ($323 million) per year by the year ending March 31, 2002, arising from global purchasing and operating efficiencies, including volume discounts on worldwide purchases of cellular handsets, infrastructure and other assets, lower leased line costs, a more efficient contiguous European voice and data network and savings in the development and purchase of third generation wireless handsets, infrastructure and software.

         The estimated cost savings from the merger referred to above is a forward looking statement within the meaning of Section 27A of the Securities Act of 1933 which involves risks and uncertainties because it relates to events and depends on circumstances that will occur in the future. There are a number of factors that could cause the actual cost savings to differ materially from this estimate, including the timing and extent of actual volume discounts on worldwide purchases of cellular handsets, infrastructure and other assets and changes in exchange rates.

         EFFICIENT MANAGEMENT STRUCTURE. The company's efficient management structure in the U.K. and elsewhere in the world makes it an agile competitor in an increasingly competitive industry. Decisions about matters that immediately affect customers in these markets, such as sales and customer service, are kept close to customers, while decisions in areas where the company can realize the benefits of the scale of its operations, such as purchasing, technology and product development, are being increasingly centralized.

         STRICT FINANCIAL INVESTMENT CRITERIA. The company's strong financial performance is due in part to its financial discipline and structured approach to new opportunities and ventures. Each potential investment is measured against a strict set of financial criteria to determine whether the investment offers an


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opportunity for value creation for the company's shareholders.

                               BUSINESS ACTIVITIES

         The business activities of the company are organized into three key geographical regions: (i) the U.K.; (ii) the U.S. and Asia Pacific; and (iii) Europe, Middle East and Africa, and are described below. In addition, the company has a small interest in a global satellite communications company.

         The structure of the company's international cellular interests outside the U.K. and the U.S. reflects some government preferences that local owners hold an interest in their telecommunications licenses, together with the company's belief that in many countries local partners significantly contribute to the success of a venture. In structuring its investments, the company attempts to obtain operating influences in a number of ways, including through board representation, the right to appoint certain key members of management and consent rights with respect to significant matters.

                                 UNITED KINGDOM

INTRODUCTION

         The company operates digital and analog cellular radio telephone networks in the U.K. through Vodafone Limited, which we refer to as Vodafone. Vodafone is the largest of the four cellular telephone operators in the U.K. with more than 6.1 million customers at June 30, 1999, and has been the market leader in terms of number of customers since 1986.

         Service on the Vodafone digital and analog networks is sold to customers by service providers or retailers who also sell cellular telephone equipment. At June 30, 1999, there were more than 30 service providers connecting to the Vodafone networks. The company wholly owns three U.K. service provider businesses, Vodafone Retail, Vodafone Connect and Vodafone Corporate, each of which concentrates on a distinct market sector. These three service providers, and the wholly owned retail stores, all operate under the Vodafone brand name.

         Vodafone Value Added and Data Services Limited provides messaging, third-party charging and data transmission facilities and access to information services, all of which are designed to increase the utility of the Vodafone networks. Vodafone Paging Limited operates a paging business in the U.K.

NETWORK OPERATIONS

         Vodafone's licenses permit it to operate digital and analog cellular telephone networks.

         DIGITAL NETWORK. Vodafone's digital cellular network follows the GSM standard which has now been adopted by more than 130 countries worldwide, including all European Union member countries, Australia, New Zealand, Singapore, Hong Kong and South Africa, and which is substantially different than the CDMA technology standard employed in the U.S.

         Vodafone currently has roaming agreements with 212 networks in 100 countries. These roaming agreements enable Vodafone digital customers to make and receive calls when visiting countries in which a licensee has an agreement with Vodafone, and similarly, allow visitors to use its wireless phones in the U.K. if their network operator has signed an agreement with Vodafone.

         At March 31, 1999, Vodafone's digital network in the U.K. consisted of 41 MSCs and approximately 5,100 digital base stations in service, giving declared coverage to over 99% of the population. When completed, the Vodafone digital network is expected to exceed 10,000 digital base stations, and, when all frequencies that can be moved have been migrated from analog to digital, system capacity is expected to be more than 15 million customers based on voice traffic only. The increased roll-out of the digital network is reflected in Vodafone's capital expenditure. Of a total expenditure of (pound)343 million in the financial year ended March 31, 1999, (pound)311 million was spent on the digital
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network infrastructure. The principal components of the network have been purchased mainly from Ericsson and also from Nokia. The current digital network investment program will ensure that Vodafone has an alternative for its analog customers before the end of 2005, when Vodafone is required to cease providing service on and shut down the analog network pursuant to an agreement with the Department of Trade and Industry in the U.K.

         ANALOG NETWORK. The Vodafone analog network transmits and receives calls on its voice channels by means of over 2,100 cells served by almost 1,100 base stations and the 10 MTXs currently in use. The Vodafone analog network is complete and it is not expected that any significant capital expenditure will take place in the future.

         NETWORK CHURN. During the financial year ended March 31, 1999, Vodafone's overall churn rate was reduced from 29.0% to 26.0%. This reflected a 1.2% reduction in contract churn to 27.8% and the impact of PAYT churn, which was around 20%. An insufficient period has passed since the introduction of PAYT to assess a realistic ongoing churn level for PAYT, but the level is expected to rise because Vodafone's policy is to disconnect PAYT customers six months after their prepay credit is used.

         The introduction of wireless number portability, which enabled customers to transfer to different cellular networks after January 1, 1999, while still retaining their existing number, did not have a significant effect on Vodafone in the period to June 30, 1999.

MARKET

         The U.K. cellular telephone market has grown rapidly since the commencement of commercial service in January 1985 and is very competitive. Initially, small businesses, entrepreneurs and professionals constituted a large proportion of Vodafone's customers, with large corporations subsequently becoming major users and contributing significantly to the overall growth in customer numbers. More recently, significant numbers of lower use customers have been attracted through competitive tariffs with lower monthly access charges and inclusive calls. The successfully launched digital "Pay As You Talk" or PAYT service has further increased this trend by offering customers access to the network, without being tied into a written contract. PAYT customers purchase phones and pre-pay for "top up vouchers" which give them access to the network and calling time. PAYT service accounted for 41% of Vodafone's customer base at June 30, 1999. Although prepay customers typically generate lower usage and average revenues than contract customers, they generally pay a higher per minute rate and have lower per customer acquisition costs. As a result of the increasing numbers of pre-pay customers, the company's average revenue per customer has declined during the first half of the current financial year although average revenues per contract customer has remained relatively stable.

         The company estimates that during the financial year ended March 31, 1999, the overall U.K. market increased by over 5,800,000 customers, or almost 65%, from just over 9,000,000 at March 31, 1998 to over 14,800,000 customers. Vodafone enjoyed growth of approximately 63% in its customer base during the financial year ended March 31, 1999, connecting 2,145,000 net new customers to its digital and analog networks, of which 1,648,000 were PAYT customers. By June 30, 1999, Vodafone's customer base had increased to over 6,150,000 customers as the U.K. market increased to almost 16,800,000 customers.

         For the market as a whole, digital service continues to increase in importance, from an 82% share at March 31, 1998 to 92% at March 31, 1999, at which time Vodafone had 84% of its customers on its digital service compared to 75% at March 31, 1998. The launch of digital PAYT, with its competitive call rates and low service credit charges, has been a significant factor underlying the net growth in the number of customers connected to the digital service and the increased usage of the network.

         Vodafone is the U.K. market leader in terms of number of customers, with

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approximately 37.4% of the total market at March 31, 1999, compared to BT
Cellnet's estimated 30.4% share and Orange and One-2-One's estimated 32.2% aggregate share. The competition in the U.K. market is likely to intensify if the proposed third generation license auction occurs as planned in early 2000, and if the recently announced purchase of One-2-One by Deutsche Telekom is completed.

DISTRIBUTION

         VODAFONE RETAIL, VODAFONE CORPORATE AND VODAFONE CONNECT. The company has three wholly owned U.K. businesses that supply cellular telephones and related equipment for connection to Vodafone digital and analog networks. These companies also invoice and provide customer support service for their network customers. Each business focuses on a particular market segment and channel of distribution. Vodafone Corporate targets major corporate accounts through a direct sales force. Vodafone Retail serves consumers and small- to medium-sized businesses through owned specialist shops while Vodafone Connect does so through independent retailers and dealers. Distribution of the PAYT service through multiple retailers and the shift toward mass market channels, such as supermarkets, has contributed significantly to the increase in customer growth.

         At March 31, 1999, the three in-house distribution businesses had approximately 1,782,000 Vodafone contract customers and accounted for approximately 48% of the Vodafone contract customer base. Net contract connections during the financial year ended March 31, 1999 were 158,000. Sales of PAYT phones for the year to March 31, 1999 through these distribution channels amounted to approximately 1,101,000 units, accounting for approximately 67% of the Vodafone total.

         OTHER U.K. SERVICE PROVIDERS. The company has an investment of 20% in Mobile Telecom Plc. In April 1999, BT Cellnet purchased an 80% interest in Martin Dawes Telecommunications Limited, in which the company had a 20% interest. The company exercised an option to sell its 20% interest to BT Cellnet in July 1999. In April 1999, the company acquired 100% of the service provider Cable & Wireless M.C. Mobile Services Limited. On September 1, 1999, the company announced it had acquired 100% of the service provider UniqueAir. Other independent service providers also connect customers to Vodafone's networks.

         Vodafone charges all service providers, including its own service provider affiliates, for their customers' initial connection, monthly access to, and airtime on, the Vodafone network. Service providers are given a discount on Vodafone's airtime rates for each tariff, the discount increasing depending on the number of customers the service provider has registered on the Vodafone network. The service provider bears the credit risk of collecting charges from its customers.

THIRD GENERATION LICENSES

         In May 1999, the U.K. government announced that it proposed to auction five third generation wireless telephone licenses, one of which is reserved for a new entrant in the U.K. wireless telecommunications market. The auction is now expected to take place in early 2000 and Vodafone intends to bid for one of the licenses, which will also provide Vodafone with additional system capacity. Should Vodafone be successful, additional capital expenditures will be required in order to increase the capacity of the existing networks to meet the demand for the new value added services expected to be available from the new license. Third generation technology will offer users increased bandwidth connections to their wireless handsets, allowing them to access an extensive range of new services. These will include video telephony, high-speed access to corporate intranets and the internet and the provision of electronic mail services which allow the user to access and control a range of messaging options, including e-mail and voice mail. Deployment of third generation services will occur alongside existing GSM services. Dual-mode phones are expected to be available to enable customers to receive regular GSM services as usual and, where

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available, the new third generation services. Consequently, the third generation networks are not initially expected to be replacements for GSM networks but to work in parallel.

                      UNITED STATES AND ASIA PACIFIC REGION

INTRODUCTION - UNITED STATES

         The company is one of the largest providers of cellular and PCS services in the U.S. through its subsidiary AirTouch.

         As of June 30, 1999, the company's U.S. cellular and PCS interests represented approximately 96 million POPs and 8,951,000 proportionate customers. These interests include some of the most attractive U.S. cellular markets based upon population size and U.S. demographic characteristics.

         Notwithstanding the attractiveness of existing interests, the company's strategy for the U.S. is to complete a national coverage "footprint" for its customers. This may be achieved by a combination of roaming on competitor networks, joint-venture alliances, acquisition of existing operators and the purchase of raw frequency spectrum. To this end, certain opportunities are being explored and developments are possible in the near future.

NETWORK OPERATIONS - UNITED STATES

      The company controls or shares control over cellular and PCS systems operating in many of the largest metropolitan statistical and trading areas in the U.S. See table below.



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                   OVERVIEW OF U.S. CELLULAR & PCS OPERATIONS
               (AS OF JUNE 30, 1999 (UNLESS OTHERWISE INDICATED))


MSA (1)       Cellular Market                State     MSA Population (1)      Percentage
  RANK                                                     (000)             Ownership (2)

   2     Los Angeles       ..............      CA          15,116                 82.3
   5     Detroit-Ann Arbor...............      MI           4,654                100.0
   10    San Francisco-Oakland...........      CA           3,989                 47.0
   12    Atlanta.........................      GA           3,405                100.0
   13    San Diego.......................      CA           2,758                100.0
   14    Minneapolis-St. Paul............    MN-WI          2,703                100.0
   15    Phoenix.........................      AZ           2,693                100.0
   18    Seattle-Everett.................      WA           2,219                 99.1
   19    Denver-Boulder..................      CO           2,219                100.0
   23    Cleveland.......................      OH           1,829                100.0
   24    Portland........................    OR-WA          1,701                100.0
   25    San Jose........................      CA           1,636                 47.0
   26    Kansas City.....................    MO-KS          1,564                 50.0
   27    Cincinnati......................   OH-KY-IN        1,535                100.0
   28    Sacramento......................      CA           1,528                 49.8
         Other...........................                  37,078
         Total U.S. Cellular                               86,627


MTA (3)       PCS Market                               MTA Population (3)      Percentage
  RANK                                                     (000)             Ownership (2)
   3     Chicago (5).....................                  12,700                 50.0
   7     Dallas (4)(5) ..................                  10,800                 40.0
   13    Tampa (5).......................                   6,200                 50.0
   14    Houston (4)(5) .................                   5,900                 40.0
   15    Miami (5).......................                   5,900                 50.0
   17    New Orleans (5).................                   5,300                 50.0
   20    Milwaukee (5)...................                   4,800                 50.0
   23    Richmond (5)....................                   4,100                 50.0
   33    San Antonio (4)(5)..............                   3,600                 40.0
   37    Jacksonville (5)................                   2,600                 50.0

(1) MSA refers to metropolitan statistical area. There are 306 MSAs in the U.S., as determined by Rand McNally and adopted by the FCC to establish cellular service areas. MSA 1997 population figures and rank are from the 1998 Paul Kagan Associates, Inc. Cellular Telephone Atlas.
(2) Percentage Ownership refers to the company's percentage ownership of the entity operating in the relevant market.
(3) MTA refers to Metropolitan Trading Areas. There are 51 MTAs in the U.S., as determined by Rand McNally and adopted by the FCC to establish PCS service areas. MTA 1997 population figures and rank are from the Paul Kagan Associates, Inc. 1998 Cellular/PCS POP Book.
(4) PrimeCo's ownership percentage of Texas MTAs reflects its partnership with Texas Utilities, which owns 20% of such MTAs.
(5) Following the restructuring contemplated by the company's agreement with Bell Atlantic relating to PrimeCo, the company will own 100% of each of the Chicago and Milwaukee MTAs and 80% of each of the Dallas, Houston and San Antonio MTAs and will relinquish to Bell Atlantic interests in the Tampa, Miami, New Orleans, Richmond and Jacksonville MTAs. See page 11.


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         The company's digital service in the U.S. is based on CDMA technology, except in the San Francisco Bay Area, where it is based on TDMA technology. In the fourth quarter of 1998, more than 40% of the company's peak minutes in the U.S. were carried on its digital networks. Because the company offers dual-mode cellular telephones capable of sending and receiving both analog and certain digital transmissions, the company's analog and digital cellular customers can roam to cellular markets which have roaming agreements in place with AirTouch. The digital systems in the U.S. are substantially different from the GSM standard employed in the U.K. and in most other countries.

         The company expects that analog and digital technologies will continue to coexist in the U.S. for the foreseeable future due to continued demand for analog service and the fact that analog networks provide the only common roaming platform currently available through the U.S. The company expects the majority of its U.S. capital expenditures in the future to be spent on its digital networks.

         The company's cash costs in the U.S. consist primarily of selling costs, as described below under "Distribution - United States", customer service and billing costs, fees paid to the local telephone service company for interconnection of cellular networks with the wireline telephone network, the net cost of customers roaming to other networks and general and administrative costs.

         In addition, ongoing investments by the company in its U.S. networks are necessary in order to increase coverage and capacity. These expenditures are reflected as depreciation expense. In the future, the company believes the majority of these expenditures will be directed towards increasing digital coverage and capacity.

MARKETS - UNITED STATES

         The company offers analog service in all of its U.S. markets and offers digital service in most of its U.S. markets. In most of its U.S. markets, the company offers customer calling services such as voice mail, call forwarding, call waiting, three way calling, no answer and busy transfer. The company also offers a variety of other enhanced features, including display messaging, which allows a cellular phone to receive and store voice mail messages, short alphanumeric messages and pages, even if the handset is in use or switched off, and enhanced directory assistance, which enables callers to be connected to the party whose number was requested without hanging up and redialing. In many U.S. markets, the company has introduced a prepaid cellular calling program with no monthly service charge, no contract commitment, and no billings. The majority of the company's customers in the U.S. elect to receive long-distance service from the company. Alternatively, customers can select a long-distance provider and be billed directly by that carrier.

         The company has a variety of pricing plans that differ from market to market within the U.S. Certain pricing plans feature a fixed monthly access fee and per minute charges while others offer a fixed monthly price for a bundle of minutes with per minute charges for excess minutes. Most of the company's new U.S. customers select pricing plans that require them to sign a service contract for one or more years. The company believes that one of its competitive strengths lies in its ability to offer customers choice through service and handset pricing that appeal to different market segments. Customers seeking safety and convenience are attracted to the low monthly access fees and inexpensive handsets generally available with analog service. To meet the needs of higher volume users, the company offers digital service with rate plans that include higher monthly access fees and bundles of lower-priced minutes. The company believes that its pricing plans are generally competitive with those being offered by other providers in the markets in which they are applicable.

         The U.S. wireless industry is increasingly moving towards a one-rate pricing model which includes roaming and long distance at no extra charge. In response to these programs, in 1998, in many of its U.S. markets, the company began to offer simplified pricing plans in which


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customers can pay a single rate for all roaming minutes or use minutes included in their bundles for roaming. In some cases, the cost to the company of customer roaming is greater than the amount charged to the customer. As the company and other wireless operators in the U.S. seek to maintain the profitability of these simplified pricing plans, reciprocal roaming rates between wireless operators have decreased and are expected to continue to decrease. As a result, roaming rates have decreased the revenues the company receives from customers roaming into its markets, but the expense it pays for its customers who roam has also decreased. The company is focused on lowering the cost of roaming by proactively negotiating roaming agreements and maximizing roaming activity with its partners. In addition, the company expects that anticipated technological developments, including handsets that can more easily be programmed with preferred roaming carriers and tri-mode handsets that will allow roaming between the company's cellular and PCS networks, will help the company manage its roaming costs.

DISTRIBUTION - UNITED STATES

         The company markets its cellular services in the U.S. under the AirTouch Cellular name, with the exception of its systems in the San Francisco Bay Area, Kansas and Missouri, which currently market service under the CellularOne brand name. The company distributes its service directly to customers in the U.S. through its own sales force, telemarketing centers and the internet and indirectly through arrangements with independent agents such as consumer electronics stores, specialized cellular stores, autowireless dealers and department and other retail stores. In certain markets, the company's cellular service is sold through resellers who, pursuant to FCC requirements, are allowed to purchase blocks of cellular telephone numbers and to access cellular services at wholesale rates for resale to the public. The company's costs for attracting new customers, referred to as selling costs, consist primarily of advertising and marketing costs, costs of direct distribution, including costs related to the company's stores, compensation paid to independent agents or to its own sales force and handset subsidies. AirTouch has been taking steps to align selling costs with revenues by emphasizing residual or account management payments to agents over upfront commissions and by increasing the proportion of sales through company-controlled direct distribution channels, which have historically been less costly.

PAGING - UNITED STATES

         The company offers local, regional, statewide, and nationwide paging services under the AirTouch Paging brand name in 32 states of the U.S. and the District of Columbia. As of June 30, 1999, the company had approximately 3,511,000 paging units in service in the U.S. Based upon industry surveys, the company is among the largest providers of paging services in the U.S. and the only large paging company in the U.S. to achieve and maintain positive net income and net funding back to the company. The company's growth strategy is to offer new services, to provide superior customer service, to refine its distribution channels and to expand into new geographic markets through start-ups or acquisitions.

JOINT VENTURES - UNITED STATES

         CMT PARTNERS. In September 1993, AirTouch and AT&T Wireless (at the time, McCaw Cellular Communications Inc.) formed CMT Partners, an equally owned partnership that holds interests in cellular systems operating in San Francisco and San Jose, California; Dallas, Texas; Kansas City, Missouri; and certain adjacent suburban areas of these cities. In a related transaction, AirTouch purchased McCaw's Wichita and Topeka, Kansas systems. CMT Partners is governed by a four-person committee consisting of two members from each company. On July 29, 1999, AirTouch and AT&T Wireless announced plans to distribute CMT Partners' ownership and operating responsibilities to AirTouch in the Kansas/Missouri market and to AT&T Wireless in the Dallas market. AirTouch plans to introduce the AirTouch Cellular brand in the Kansas/Missouri market in the first calendar quarter of 2000. CMT Partners has a 15-year term, ending in 2008, which may be extended by either partner or shortened under certain circumstances. Upon dissolution of CMT Partners, its remaining assets will be sold unless either the company or AT&T Wireless elects to have the assets distributed in kind to the partners.

RECENT DEVELOPMENTS - UNITED STATES

         On July 19, 1999, the company announced that it agreed to purchase CommNet Cellular, Inc. for $764 million in cash plus debt expected to be approximately $600 million at the close of the transaction. The transaction is expected to close by the end of 1999 and is subject to regulatory approval. CommNet's share of markets in most of Colorado, Montana, North Dakota, South Dakota, Utah and Wyoming and parts of Idaho, Iowa and New Mexico gives it access to approximately 3.6 million potential customers. Currently, it has approximately 360,000 proportionate customers.

         On August 3, 1999, AirTouch and Bell Atlantic Corporation announced an agreement to restructure their ownership interests in PrimeCo Personal Communications, L.P., a partnership formed in 1994 and which provides PCS services in more than 30 major cities. Under the agreement, AirTouch will assume Bell Atlantic's ownership interest in PrimeCo which will continue to operate five metropolitan trading areas: Chicago, Illinois; Milwaukee, Wisconsin; and the Texas markets of Dallas, San Antonio and Houston. Bell Atlantic will assume ownership of operations in the five other PrimeCo metropolitan trading areas:
Richmond, Virginia; New Orleans, Louisiana; and the Florida markets of Jacksonville, Tampa and Miami. The impact of this agreement on proportionate customers is not material. Separately, the company and Bell Atlantic recently reached an out-of-court settlement of all litigation currently pending before the U.S. District Court for the Northern District of California relating to their TOMCOM, L.P. partnership, which was formed to provide technical, operating and marketing services for the partners' U.S. wireless properties. As a result, TOMCOM has been dissolved.

INTRODUCTION - ASIA PACIFIC REGION

         The company has a number of interests in the Asia Pacific Region as described below. Although the portfolio is managed from the U.S., each interest operates as a standalone venture dealing with national or regional business issues arising from running a wireless telecommunications business in the particular country or region.

ASIA PACIFIC INTERESTS

         AUSTRALIA (VODAFONE HOLDINGS AUSTRALIA PTY LIMITED). Vodafone Holdings (formerly Vodafone Network Pty), in which the company has a 91% shareholding, is one of three GSM 900 network operators in Australia. In spite of intense competitor activity, Vodafone Holdings achieved strong customer growth and a 5% increase in market share in its last financial year. As of June 30, 1999, Vodafone Holdings had over 1,070,000 customers.

         NEW ZEALAND (VODAFONE NEW ZEALAND LIMITED). On October 30, 1998, the company completed the purchase of a 100% interest in New Zealand's only GSM cellular network operator for NZD 750 million (approximately $375 million). As of June 30, 1999, over 230,000 customers were connected to this network.

         FIJI (VODAFONE FIJI LIMITED). The company has a 49% interest in Vodafone Fiji Limited, the sole GSM operator in Fiji. As of June 30, 1999, the customer base had increased to over 10,000 from 5,000 at March 31, 1998.

         The company is considering an initial public offering of its Australasian businesses during the first half of calendar year 2000, but will maintain its controlling shareholding after any such offering. To assist with a possible offering, on August 17, 1999, Vodafone Holdings Australia Pty Limited announced that it had entered into agreements, contingent on an initial public offering of its shares, with a wholly owned subsidiary of the company to acquire the entire issued share capital of Vodafone New Zealand

Limited and 49% of the issued share capital of Vodafone Fiji Limited.

         INDIA (RPG CELLULAR SERVICES, LTD.; RPG CELLCOM LTD.). The company has interests in two separate ventures offering cellular service in India. RPG Cellular, in which the company has a 20.6% interest, is one of two operators providing service in Madras, India's fourth largest city. In addition, the company has a 49% interest in RPG Cellcom, which is one of two cellular operators providing service in Madhya Pradesh, one of India's largest and most populous states.

         JAPAN (DIGITAL PHONE GROUP; DIGITAL TU-KA). The company has interests in two separate ventures offering cellular service in Japan. Digital Phone Group, in which the company has variable interests (13% - 27%) in different parts of the group, covers Japan's most densely populated area, the Tokyo-to-Osaka corridor, including the Tokyo, Tokai and Kansai regions where it is one of four operators. As of June 30, 1999, Digital Phone Group had over 4,400,000 customers.

         Digital TU-KA, in which the company has a 4.5% interest, provides coverage to the rest of Japan. As of June 30, 1999, Digital TU-KA had almost 2,400,000 customers. Customers can make or receive calls anywhere within the combined territories of the company's two Japanese ventures.

         SOUTH KOREA (SHINSEGI TELECOMMUNICATIONS, INC.). The company has an 11.7% interest in Shinsegi Telecommunications, one of five digital service providers in South Korea. Shinsegi, which has branded its service as Power Digital 0017, had over 2,680,000 customers as of June 30, 1999.

                      EUROPE, MIDDLE EAST AND AFRICA (EMEA)

INTRODUCTION - EMEA

         The company has a number of interests in the EMEA regions which are managed from the U.K. and the Netherlands. Interests in Europe and separately Middle East and Africa are described below. Similar to the company's interests in the Asia Pacific Region, its interests in the EMEA region operate as standalone ventures dealing with national and regional business issues.

EUROPEAN INTERESTS

         BELGIUM (BELGACOM MOBILE). The company owns a 25% interest in Belgacom Mobile, which was Belgium's first digital and analog cellular operation. Digital service is provided under the Proximus brand name. Belgacom Mobile had over 1,575,000 customers as of June 30, 1999.

         FRANCE (SOCIETE FRANCAISE DU RADIOTELEPHONE SA (SFR)). SFR, in which the company has a 20% shareholding, is one of three operators in France. In the year ended March 31, 1999, the French cellular market demonstrated continued strong growth, with penetration increasing to over 21% from 11% a year earlier. SFR had approximately 5,200,000 customers at June 30, 1999, representing approximately 37% of the French market.

         GERMANY (MANNESMANN MOBILFUNK GMBH). The company has a 34.8% interest (the other 65.2% interest being owned by Mannesmann A.G.) in Mannesmann Mobilfunk, which is the largest of the four mobile operators in Germany and was the first operator to offer a commercial GSM service in Germany, launching its service in June 1992. Mannesmann Mobilfunk, which operates a GSM 900 network under the name of D2 Privat, had approximately 7,300,000 customers as of June 30, 1999, representing approximately 42% of the German market.

         Mannesmann Mobilfunk's principal competitor in the German market is T Mobil, which operates the other GSM 900 network in Germany. T Mobil, which is owned by Deutsche Telekom, had a market share estimated at just under 41%. Mannesmann Mobilfunk's other two competitors, E-Plus Mobilfunk and E2, both operate cellular networks that utilize DCS 1800 technology.

         Market penetration for Germany grew from 11% in March 1998 to just under 19% in March 1999 and further growth is expected in the future.

         GERMANY (E-PLUS MOBILFUNK GMBH). The company also has a shareholding of 17.2% in E-Plus, the third of the four cellular operators licensed in Germany.

         As a condition to the European Commission's approval of the merger of Vodafone Group and AirTouch, Vodafone Group entered into an undertaking to dispose of its interest in E-Plus following completion of the merger.

         GREECE (PANAFON SA). The company has a 55% interest in Panafon, the leading cellular operator in Greece. Panafon reported significant growth in the financial year ended March 31, 1999 in spite of increased competition following the launch of a third operator, utilizing DCS 1800 technology, in March 1998. Panafon has maintained its local market leadership and as of June 30, 1999, had nearly 1,400,000 customers connected to its digital GSM network, representing a market share of about 47%.

         In December 1998, a 15% minority shareholding in Panafon was successfully listed on the Athens Stock Exchange. The company's shareholding remained unchanged. Panafon's shares also trade in the form of Global Depositary shares on the London Stock Exchange and are quoted on NASDAQ. As of August 31, 1999, Panafon had a market capitalization of 2,306 billion Greek drachmas ($7.5 billion), making it one of the top five companies by market capitalization on the Athens Stock Exchange.

         HUNGARY (PRIMATEL). In June 1999, a venture in which the company has a 50.1% equity interest won the bid for the third digital wireless telecommunications license in Hungary. The company expects that this venture will be equipped to provide service by the end of 1999.

         ITALY (OMNITEL PRONTO ITALIA, S.P.A.). On August 26, 1999, the company announced that it had raised its stake in Omnitel, Italy's second largest cellular provider, to 21.6% from 17.8% by exercising an option. Omnitel had 7,878,000 customers as of June 30, 1999, representing approximately 32% of the market.

         MALTA (VODAFONE MALTA LIMITED). Vodafone Malta, in which the company has an 80% interest, is the sole cellular network operator in Malta, offering both analog and digital service. Its customer base at June 30, 1999 was nearly 25,000.

         NETHERLANDS (LIBERTEL NV). The company has a 70% shareholding in Libertel (previously Libertel Groep BV), a digital GSM network operator. ING Bank, which previously owned 30% of Libertel, offered a minority shareholding on the Amsterdam Stock Exchange through an initial public offering in June 1999. Following the offering, the company's shareholding in Libertel remained unchanged, while ING retained a 5% shareholding in Libertel. As of August 31, 1999, Libertel had a market capitalization of (euro)5.6 billion ($5.9 billion).

         Libertel Network BV, formerly Libertel BV, a 100% subsidiary of Libertel, performed well during its last financial year, following the entry of three new competitors. The Netherlands is now the only European country to have five competing wireless telecommunications operators. In spite of this, Libertel had more than 1,676,000 customers at June 30, 1999, providing a market share of approximately 33%. Of these customers, approximately half are now connected to the prepaid service launched at the end of 1997.

         POLAND (POLKOMTEL S.A.). The company has a 19.3% interest in Polkomtel, which is one of three cellular operators in Poland. As of June 30, Polkomtel's service, called Plus GSM, had more than 1,110,000 customers.

         PORTUGAL (TELECEL COMUNICACOES PESSOAIS S.A.). The company has a majority interest of 50.9% in Telecel, one of three cellular operators in Portugal, which had 1,481,000 customers at June 30, 1999. Telecel's stock is listed on the Lisbon Stock Exchange and, as of August 31,

1999, its market was (euro)2.6 billion ($2.8 billion).

         ROMANIA. (MOBIFON SA). The company has a 10% interest in Mobifon, which is one of two cellular operators in Romania, and has an option to purchase an additional 10% interest. Mobifon's service, branded CONNEX GSM, had approximately 430,000 customers as of June 30, 1999.

         SPAIN (AIRTEL MOVILES S.A.). The company has a 21.7% interest in Airtel, one of three operators in Spain. Airtel had nearly 3,198,000 customers as of June 30, 1999, making it the second largest operator in the Spanish market behind Telefonica Moviles.

         SWEDEN (EUROPOLITAN HOLDINGS AB). The company has a majority shareholding of 71.1% in Europolitan, which operates one of three GSM networks in Sweden. Europolitan's stock is listed on the Stockholm Stock Exchange. As of June 30, 1999, Europolitan had approximately 728,000 customers connected to its network. As of August 31, 1999, Europolitan's market capitalization was approximately SEK 31.5 billion ($3.8 billion).

MIDDLE EAST AND AFRICAN - INTERESTS

         EGYPT (MISRFONE SA). The company has a 60% shareholding in Misrfone, Egypt's second GSM operator, which opened for service on November 30, 1998 and operates under the name Click GSM. Initial customer uptake has been very encouraging and, as of June 30, 1999, the customer base had increased to approximately 175,000. Misrfone's trading performance exceeded the company's expectations and, from the initial network coverage around Cairo, development will now focus on other major cities and the Nile Delta.

         SOUTH AFRICA (VODACOM GROUP PTY LIMITED). The company has a 31.5% interest in Vodacom Group, whose wholly owned subsidiary, Vodacom Pty Limited, operates one of two GSM networks in the Republic of South Africa. Customers at June 30, 1999 exceeded 2,180,000.

         UGANDA (CELTEL LIMITED). Celtel, in which the company has a 36.8% shareholding, is one of two GSM network operators in Uganda. Its customer base increased to approximately 16,000 as of June 30, 1999.

RECENT DEVELOPMENTS - EUROPE

         The company is in a consortium competing in a tender for a GSM 1800 wireless network license in the Czech Republic.

GLOBALSTAR

         In addition to its worldwide cellular and PCS operations, the company holds an 8.3% interest in Globalstar, L.P., a limited partnership led by Loral Space & Communications Corporation Ltd. and QUALCOMM, Inc. that will construct and operate a 48 satellite low earth orbit constellation utilizing CDMA technology designed to offer wireless communications services in virtually every populated area of the world. Commercial service is expected to begin by the end of 1999. The company has the exclusive right to provide Globalstar services in Australia, the Caribbean, Greece, Indonesia, Japan, Lesotho, Malaysia, Malta, South Africa, Swaziland, the U.K., the U.S., and, through partnerships with Loral, in Canada and Mexico.

                               SUMMARY OF WORLDWIDE CELLULAR AND PCS OPERATIONS


             Market                   Venture Name                           Proportionate      Proportionate
                                                              Percentage         POPS          Customers as of
                                                               Ownership       (millions)       June 30, 1999
                                                                  (1)             (2)               (000)

UNITED KINGDOM                    Vodafone                       100.0           58.4              6,162

UNITED STATES AND ASIA PACIFIC
Australia                         Vodafone                       91.0            17.0                976
Fiji                              Vodafone                       49.0             0.4                  5
India                             RPG Cellular                 20.6-49.0         27.4                 12
Japan                             Digital Phone Group          13.0-27.0         10.8                615
                                  Digital TU-KA Group             4.5             2.2                107
New Zealand                       Vodafone                        100             3.8                231
South Korea                       Shinsegi 017                   11.7             5.2                306
United States                     AirTouch Cellular )
                                  Cellular One      }           varies           96.5              8,951
                                  PrimeCo           )

EUROPE, MIDDLE EAST AND AFRICA
Belgium                           Belgacom Mobile                25.0             2.5                394
Egypt                             Misrfone                       60.0            37.8                105
France                            SFR                            20.0            11.7              1,032
Germany                           Mannesmann Mobilfunk           34.8            28.6              2,537
                                  E-Plus Mobilfunk(3)            17.2            14.2              n/a(3)
Greece                            Panafon                        55.0             5.8                768
Hungary                           Primatel                       50.1            n/a                   -
Italy                             Omnitel Pronto Italia         17.8(4)          10.2              1,402
Malta                             Vodafone                       80.0             0.3                 20
Netherlands                       Libertel                       70.0            11.0              1,173
Poland                            Polkomtel                      19.3             7.4                216
Portugal                          Telecel                        50.9             5.0                754
Romania                           MobiFon                       10.0(5)           2.3                 43
South Africa                      Vodacom                        31.5            12.8                689
Spain                             Airtel                         21.7             8.5                694
Sweden                            Europolitan                    71.1             6.3                517
Uganda                            Celtel                         36.8             7.7                  6

   Total......................                                    --            393.8             27,715

-------------------------
(1) Exclusive of any options, warrants or other rights to increase ownership as of the date of this document.
(2)  Proportionate POPS are at March 31, 1999.
(3) As a condition to the European Commission's approval of the merger of Vodafone Group and AirTouch, Vodafone Group entered into an undertaking to dispose of its interest in E-Plus.
(4) Indirect ownership interest through Pronto Italia S.p.A. In January 1999, AirTouch exercised an option to increase its ownership interest from 15.5% to 17.8%. The company exercised an additional option on August 25, 1999 to bring its total ownership interest to 21.6%.
(5)  The company holds an option to purchase an additional 10%.

                                   REGULATION

         The company and its interests are subject to regulation imposed by each of the countries in which they operate and, within Europe, by the European Union. Such regulation is generally in the form of industry-specific legislation and competition, or antitrust, law.

         The following briefly describes the broad regulatory framework and material telecommunication licenses in certain regions in which the company has a significant interest.

EUROPEAN UNION

         The European Union has taken on an increasingly important role in regulating the telecommunications industry within Europe. Over the past nine years, the European Union has implemented legislation to liberalize the European telecommunications market and to harmonize the relevant laws in each of the E.U. Member States.

         The European Commission is currently considering further changes to take into account the current state of liberalization of the market and address the possible convergence between fixed and mobile telephony.

         There are several important directives currently being implemented by the Member States. Each Member State must bring its local law into conformity with these directives or get a special exemption or extension from the European Commission. The European Union Interconnect Directive (97/33/EC) is intended to guarantee the rights of operators to obtain interconnection with networks and services of others both domestically and internationally. The European Union Licensing Directive (97/13/EC) significantly reduces the scope for introducing new licensing conditions and amending existing ones. The ONP "Numbering" Directive (98/61/EC) requires that geographic and non-geographic number portability is available on request from both fixed and mobile carriers.

UNITED KINGDOM

         The principal domestic legislation governing the provision of telecommunications services in the U.K. is the Telecommunications Act 1984 and the Wireless Telegraphy Acts 1949 to 1998. In order to operate a mobile telecommunications system in the U.K., licenses must generally be obtained under both of these acts.

         Under its Telecommunications Act license granted on December 9, 1993, which is for a minimum of 25 years from that date revocable by 10 years notice given after December 9, 2008, and subject to certain conditions, Vodafone is licensed to run telecommunications systems of every type in the U.K., including digital and analog cellular telecommunications systems, personal telecommunications networks and fixed telecommunications systems. A supplementary license was issued to Vodafone on December 20, 1996, which permits Vodafone to own and operate international network facilities.

         Under its Wireless Telegraphy Act license, Vodafone operates its network in specified radio frequency bands. The license continues indefinitely subject to revocation or modification in certain limited circumstances.

         Each U.K. public telecommunications operator, which we refer to as a PTO, including Vodafone, is obliged under its license to permit the connection of any other PTO to its network. Vodafone has interconnection agreements with nine U.K. network operators. Under these interconnection agreements, Vodafone delivers calls to the interconnect operator and pays them for delivering the calls to the called parties. The interconnect operators deliver calls to Vodafone and pay Vodafone to deliver the calls to Vodafone customers.

         The Director General of Telecommunications, the U.K. telecommunications industry regulator, is responsible for enforcing license conditions and may make orders, enforceable in the courts, to secure compliance.

         Following an inquiry by the Director General, on December 15, 1998, the Monopolies and Mergers Commission found that the fees charged by the wireless operators, as well as their charges for unanswered and diverted calls, operated against the public interest. The Commission recommended that changes be made to the licenses of these wireless operators to remedy the situation. As a result of the inquiry, the Director General amended the licenses of the relevant wireless operators on March 31, 1999. The relevant changes to Vodafone's license reduce termination charges to fixed operators and notional revenue from calls to wireless phones, although Vodafone's actual revenue is expected to increase due to increased volume and the mix of call traffic.

         The U.K. government is in the process of implementing the various European Directives which affect telecommunications.

UNITED STATES

         The company's U.S. cellular, paging and PCS licenses are issued and regulated by the FCC. In addition, the company's U.S. wireless operations are subject to public utility regulation in the states in which service is provided and to local regulations. States are preempted from regulating cellular, PCS and paging rates and market entry but may regulate certain other terms and conditions of service. The location and construction of wireless service facilities are also subject to state or local zoning, land use and other local regulation and fees.

         The Telecommunications Act of 1996 fundamentally changed the rules and regulations under which all U.S. providers of telecommunications services operate. Although it did not impose rate regulation on wireless operators, the 1996 Act modified certain requirements for interconnection between local telephone companies and commercial mobile radio service carriers. Obligations were imposed on all telecommunications providers, including wireless providers, in a variety of areas. For the first time, wireless operators, including the company, were obligated to pay into universal telephone service funds created by the U.S. government, the proceeds of which are designated to reduce the cost of basic telephone service to high cost areas and low income subscribers, and to subsidize telecommunications for schools and libraries. Second, pursuant to provisions of the 1996 Act, the company executed new cellular interconnection agreements with the major local carriers in its managed markets to conform with the new Act.

         In addition, although not specifically required for wireless carriers by the 1996 Act, the FCC has adopted rules requiring carriers such as the company to provide customers in the U.S. with local number portability by November 24, 2002. Local number portability is the ability for customers to retain their telephone numbers should they choose to switch landline or wireless carriers. The company does not expect these costs to have a material impact on its results of operations or liquidity.

         The company will be required to upgrade its cellular and PCS networks in the U.S. to provide certain functionality to authorized government agencies. The FCC has adopted rules requiring wireless carriers to electronically provide "Emergency 911" authorities with the physical location of wireless callers requesting emergency assistance. In addition, the Communications Assistance Law Enforcement Act, or CALEA, will require the company to provide law enforcement agencies with certain network functionality and other assistance in criminal investigations, including digital wiretapping capabilities. The FCC rules concerning "Emergency 911" services and CALEA both require the responsible government agencies to reimburse the company for its costs incurred to upgrade its networks and to provide on-going assistance to law enforcement agencies. However, the company can provide no assurance that all of its costs will be recoverable.

OTHER JURISDICTIONS

         The company's other cellular and paging operations provide services pursuant to the terms of licenses granted by the telecommunications agency or similar supervisory authority in the various countries. Such agencies typically also promulgate and enforce regulations regarding the construction and operation of network equipment. In certain countries, the company faces regulatory obstacles such as legal restrictions on the percentage ownership of telecommunications licensees by foreign entities and transfer restrictions or governmental approval requirements regarding changes in the ownership of such licensees.

         GREECE. Mobile telecommunications operators in Greece are regulated by the Telecommunications

Law together with related presidential decrees and ministerial decisions.

         Panafon S.A. was awarded a 20 year license to operate a GSM network on August 4, 1992. However, Panafon currently does not have exclusive access to the spectrum it was originally awarded, because the spectrum is occupied by OTE Hellenic Organisation S.A., the dominant fixed line operator, contrary to the exclusivity granted. Panafon has formally raised this issue with the European Commission to require OTE to vacate the spectrum.

         The Greek government is currently considering the introduction of a new regulatory framework which is likely to contain provisions regarding universal service obligations and interconnection issues. The Greek legal environment is, thereafter, expected to conform with the liberalization of telecommunications activities as required and applied by EU Law and practice.

         THE NETHERLANDS. In December 1998, a new Telecommunication Act came into force which regulates mobile telecommunications operators in the Netherlands. This act implemented various European Directives relating to the harmonization and liberalization of telecommunications, including abolishing the requirement to obtain a licence for telecommunications related activities. However, a license is still required for the use of the relevant spectrum.

         At the time of the implementation of the Telecommunications Act, Libertel had already received licenses for GSM 900 and GSM 1800 spectrum and has the rights to use the GSM 1800 spectrum until February 25, 2013. As part of the new licensing arrangement, Libertel is subject to a condition requiring national roaming.

         The Dutch Regulator is currently conducting an inquiry as to whether Libertel has significant market power in the mobile market in the Netherlands. A determination that Libertel has significant market power may lead to changes in pricing.

         GERMANY. The German telecommunications regulator, the Regulator of Telecommunications and Posts (Reg TP), was created on January 1, 1998 and is now responsible for licensing the radio frequency spectrum. Mannesmann Mobilfunk has applied for GSM 1800 frequencies, which it hopes to acquire in the spectrum auctions to be held in October 1999. UMTS licenses will be auctioned in early 2000.

         The RegTP is currently evaluating if any of the four German mobile operators should be declared market dominant (or, alternatively, to have significant market power) in the German wireless telecommunications market. If declared dominant, a possible change in pricing may be imposed.

         AUSTRALIA. Vodafone Holdings operates in a market regulated by the Telecommunications Act 1997, Parts XIB and XIC of the Trade Practices Act 1974 and the Radiocommunications Act.

         Vodafone Holdings has obtained a carrier license under the Telecommunications Act, and it holds licenses under the Radiocommunications Act. It also has licenses to use the 900/1800 MHz spectrum allocated to it for renewable 5 year terms and 15 years, respectively.

         All carriers are required to contribute to the costs of national service provision in loss-making areas such as rural Australia. The incumbent fixed operator has the obligation to provide this service.

         The Australian government is proposing to auction further 1800 spectrum and UMTS spectrum destined for third generation services.

                                  RISK FACTORS

                    INCREASED COMPETITION MAY REDUCE REVENUES

         The company and its ventures face intensifying competition in each of their markets.

         Increased competition has led to declines in the prices the company charges for its wireless services and is expected to lead to further price declines in the future. The company may in some countries be able to match or exceed declines in average revenue per customer with reductions in operating cash costs per customer. However, there can be no assurance that the company will be able to do so. If it cannot, the company may experience decreased profitability, although this could be mitigated by increasing numbers of customers.

         Competition could also lead to a decrease in the rate at which the company adds new customers and even to a decrease in the size of the company's customer base as customers choose to receive wireless service from other providers. Customer deactivations are measured by the company's churn rate. There can be no assurance that the company will not experience increases in churn rates, particularly as competition intensifies. An increase in churn rates could adversely affect profitability because the company would experience lower revenues and increased selling costs to replace customers, although such costs would have a future revenue stream attached to mitigate the impact.

                      EXPECTED BENEFITS FROM INCREASED RATE
                        OF INVESTMENT IN NETWORKS AND NEW
                         TECHNOLOGY MAY NOT BE REALIZED

         The company expects that it will be required to make substantial future investments in its wireless networks due to customer growth, increased usage, the acquisition of third generation licenses and the need to offer new services and greater functionality. Accordingly, the rate of the company's capital expenditures in future years could materially exceed that experienced by the company in recent years. The operations of the company and its ventures depend in part upon the successful deployment of continuously evolving wireless telecommunications technologies. The company uses technologies from a number of vendors and makes significant capital expenditures in connection with the deployment of such technologies. There can be no assurance that technologies will be developed according to anticipated schedules, that they will perform according to expectations or that they will achieve commercial acceptance. The failure of vendor performance or technology performance to meet the company's expectations or the failure of a technology to achieve commercial acceptance could result in additional capital expenditures by the company or a reduction in profitability due to the recognition of the impairment of assets.

                      WIRELESS LICENSES MAY NOT BE RENEWED

         The company's wireless licenses are granted for specific periods of time. The company's U.K. license was granted in 1993 for a minimum of 25 years subject to certain conditions. The most significant U.S. cellular and paging licenses are granted for a period of ten years. Based upon its prior experience with expired licenses and upon FCC rules establishing a presumption in favor of licensees that have substantially complied with their regulatory obligations during the license period, the company believes that each of its U.S. licenses will be renewed as they expire. The terms of the licenses granted to the company's non-U.K. and non-U.S. ventures and conditions for license renewal vary from country to country. In some countries, there is no specified mechanism for license renewal and accordingly it is not certain what criteria will be used by the governments of those countries to determine whether the licenses should be renewed. There can be no assurance that any license will be renewed.

                            THE COMPANY DOES NOT HAVE
                        A CONTROLLING INTEREST IN MANY OF
                       ITS NON-U.K. AND NON-U.S. VENTURES

         Many of the company's interests in its non-U.K. and non-U.S. wireless licenses are held through entities in which the company is a significant but not controlling owner. Under the governing documents for certain of these partnerships and corporations, certain key matters such as the approval of business plans and decisions as to the timing and amount of cash distributions require the consent of the company's partners. In others, these matters may be

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approved without the consent of the company. Although the company has not been materially constrained by the nature of its wireless ownership interests from pursuing its corporate objectives, no assurance can be given that it will not experience difficulty in this regard in the future. The company may enter into similar arrangements as it participates in ventures formed to pursue additional opportunities.

                     INTERNATIONAL BUSINESS CONDITIONS COULD
                     ADVERSELY AFFECT THE COMPANY'S VENTURES

         The company has investments in operations in numerous countries outside the U.K. and operating cash flow and dividends from these investments represent a substantial portion of total operating cash flow available to the company. Investments in operations in countries around the world are subject to risks and uncertainties which may include taxation, nationalization, inflation, currency fluctuations, and increased regulation. Certain Asian countries have recently experienced severe economic turmoil, resulting in depressed business conditions, volatility in local currencies and ongoing financial market dislocations. In addition to the negative impact that such economic turmoil could have on usage of wireless services, it could also have a negative effect on the ability of the company's partners to provide their share of the ventures' funding requirements. There can be no assurance that the foregoing risks and uncertainties or that present or future economic turmoil or dislocations will not have a material adverse effect on the company's business, operating results and financial condition.

                       THE COMPANY'S ATTEMPTS TO MITIGATE
                      EFFECTS OF EXCHANGE RATE FLUCTUATIONS
                              MAY NOT BE SUCCESSFUL

         Foreign currency exchange rates may be material to the company's results of operations. The company attempts to mitigate in part the effect of certain foreign currency fluctuations through the use of foreign currency contracts and foreign currency denominated credit arrangements. There can be no assurance that the company will be successful in its foreign currency hedging efforts.

                       REGULATORY DECISIONS AND CHANGES IN
                          REGULATORY ENVIRONMENT COULD
                     ADVERSELY AFFECT THE COMPANY'S BUSINESS

         The company must comply with an extensive range of requirements that regulate and supervise the licensing, construction and operation of its telecommunications network and services in the U.K., the U.S. and in the other countries in which the company has ventures. In addition, there are agencies which regulate and supervise the allocation of frequency spectrum and which monitor and enforce competition laws which apply to the wireless telecommunications industry.

         The company's business, financial condition and results of operations and those of its joint ventures and associated companies could be materially adversely affected by changes in law, regulation or government policies directed at the mobile market. In particular, decisions by regulators regarding the granting, amendment or renewal of licenses, to the company or to third parties, could adversely affect the company's results of operations. The company cannot provide any assurances that no government will issue telecommunications licenses to new operators whose services will compete with it.

                         RAPID TECHNOLOGICAL CHANGES MAY
                         INCREASE COMPETITION AND RENDER
                       THE COMPANY'S TECHNOLOGIES OBSOLETE

         The telecommunications industry is subject to rapid and significant changes in technology. The company faces competition from other communications technologies, including cordless technologies, satellite-based systems and private and shared radio networks. In addition, the company may face increasing competition from technologies currently being developed or which may be developed in the future. The company cannot accurately predict how emerging and future technological changes will affect its operations or the competitiveness of its services. Similarly, the company cannot provide any assurances that the technologies that it employs will not become obsolete or subject to intense competition from new technologies in the future.


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


                     EFFORTS TO ADDRESS YEAR 2000 ISSUES BY
                    THE COMPANY AND SIGNIFICANT THIRD PARTIES
                              MAY NOT BE SUCCESSFUL

         Many of the company's mission critical systems -- those systems whose failure poses a risk of disruption to the company's ability to provide wireless services, to collect revenues, to meet safety standards, or to comply with legal standards -- are affected by the year 2000 issue, which refers to the inability of computerized systems and embedded technology to process dates or operate beyond December 31, 1999. These mission critical systems include, among others, systems that constitute the company's wireless networks, billing systems and customer care systems. The company has implemented a comprehensive plan to address the year 2000 issue in the mission critical systems of its consolidated markets. Based on the current progress of the company in implementing the plan and the assumption that certain third parties, among them those who supply technology employed in the company's mission critical systems and those whose networks and systems, including landline telecommunications networks, long-distance networks, the networks of other wireless service providers and networks operated by utilities, are interconnected with the company's system, will meet their commitment on the year 2000 issue, the company believes that it can prevent serious disruption to the mission critical systems of its consolidated markets. No assurance can be given, however, that the company or its suppliers will be successful in its efforts to correct the company's mission critical systems or that third parties with whom the company's systems interconnect will correct their systems. If the company, its suppliers or the third parties are unsuccessful in these efforts, such an outcome could have a material adverse impact on the company's financial condition or results of operations.

               THE POTENTIAL EFFECTS ON THE COMPANY OF ANY ACTUAL
                      OR PERCEIVED HEALTH RISKS ASSOCIATED
                    WITH THE TRANSMISSION OF RADIOWAVES FROM
                 MOBILE TELEPHONES, TRANSMITTERS AND ASSOCIATED
                              EQUIPMENT IS UNKNOWN

         The company is not aware that any link between radiowave transmission and long-term health issues has been substantiated. However, there can be no assurance that the company may not be adversely affected by the actual or perceived risks associated with radiowave transmission.

                      FORWARD LOOKING STATEMENTS REGARDING
                         BUSINESS AND OPERATIONS OF THE
                          COMPANY MAY PROVE INACCURATE

         This document contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, with respect to the financial condition, results of operations and business of Vodafone AirTouch and certain of the plans and objectives of Vodafone AirTouch with respect to these items. In particular, among other statements, certain statements under "Business Strategy" including, without limitation, those concerning Vodafone AirTouch's expectations and plans, strategy, management's objectives, trends in market shares, market standing, overall market trends, risk management, exchange rates and revenues and general and administration expenses, contain forward-looking statements concerning Vodafone AirTouch's operations, performance and financial condition. Such statements may generally, but not always, be identified by their use of words such as "anticipates", "should", "expects" or "believes". By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following:

o changes in economic conditions in markets served by the operations of the company which would adversely affect the level of demand for wireless services,

o greater than anticipated competitive activity requiring reduced pricing and/or new product offerings or resulting in higher costs of acquiring new customers or slower customer growth,


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


o greater than expected growth in customers and usage, requiring increased investment in network capacity,

o the impact of new business opportunities requiring significant up-front investments,

o    the impact on capital spending from the deployment of new technologies

o the possibility that technologies will not perform according to expectations or that vendors' performance will not meet the company's requirements, and

o the ability of the company to achieve the anticipated cost savings or revenue enhancements following its merger with AirTouch.

                               GLOSSARY OF TERMS

Unless the context indicates otherwise, the following terms have the meanings shown below:

         'CDMA' - Code Division Multiple Access, which is a continuous digital transmission technology that uses a coding system to mix discrete voice signals together during transmission and then separates the signals at the end of transmission.

         'churn' - customer disconnections from cellular telephone systems. The 'churn rate' is the number of customers who disconnect from a network in a given period or have their service terminated, divided by the average number of customers for the same period.

         'DCS 1800' - Digital Communications Standard for Cellular Communications, a standard for digital mobile telephone transmissions at a frequency of 1800 MHz (also referred to as PCN and GSM 1800).

         'FCC' - The Federal Communications Commission.

         'GSM' - Global System for Mobile Communications, a standard for digital mobile telephone transmissions at a frequency of 900 MHz, 1800 MHz or 1900 MHz.

         'market penetration' - total number of customers in a market divided by population, expressed as a percentage.

         'MSC' - mobile switching centers.

         'MTX' - Computerized Mobile Telephone Exchange.

         'proportionate customers' - the number of customers of a venture multiplied by Vodafone AirTouch's ownership interest in the venture.

         'Proportionate POP's' - The estimated population of a licensed market multiplied by Vodafone AirTouch's ownership in a licensee operating in the market as of the date specified, including networks under construction and markets of certain trade investments not included in proportionate financial results.

         'TDMA' - Time Division Multiple Access, a digital transmission technology that breaks voice signals into sequential pieces of a defined length, places each piece into an information conduit at specific intervals and then reconstructs the pieces at the end of the conduit.

         'U.K.' - United Kingdom

         'U.S.' - United States


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                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                         VODAFONE AIRTOUCH
                                         PUBLIC LIMITED COMPANY
                                         (Registrant)




Dated: September 3, 1999                 By: /s/ Stephen Scott
                                            -----------------------------------
                                            Name:  Stephen Scott
                                            Title: Company Secretary


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